EXHIBIT 4.5

AMENDMENT to the EMPLOYMENT AGREEMENT entered into on October 20, 1993 between FRISCO BAY INDUSTRIES LTD. (the "Company"), and RONALD G. WAXMAN (the "Employee").

WHEREAS Section 4.1 of the Agreement provides as follows:

      "If the Employee shall die during the Term, this Agreement shall terminate, except that the Employee's widow (if she is then alive) shall be entitled to receive as a death benefit the annual compensation paid to the Employee during the fiscal year of the Company immediately preceding such death, for a period of three (3) years from the date of such death to be paid in equal, bi-weekly installments."

WHEREAS it is opportune to replace this Section 4.1 in its entirety with the following:

      "If the Employee shall die during the Term, this Agreement shall terminate, except that the Employee's widow shall be entitled to receive as a death benefit the annual compensation paid to the Employee during the fiscal year of the Company immediately preceding such death, (the "Benefit") for a period of three (3) years from the date of such death to be paid in equal, bi-weekly installments (the "Payment Period"). If at the time of the Employee's death the Employee's wife is also deceased the Benefit shall be paid to the children of the Employee in equal shares. If the Employee's wife shall die during the Payment Period the Benefit shall continue to be paid to the children of the Employee in equal shares."

THEREFORE the parties hereto agree to amend the Employment Agreement entered into on October 20, 1993 and to replace Section 4.1 as above.

IN WITNESS WHEREOF, the parties have signed this Amendment to the Employment Agreement on this 25 day of June 1996.



FRISCO BAY INDUSTRIES LTD.               RONALD G. WAXMAN

/s/ Barry Katsof                         /s/ Ronald G. Waxman
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